ADDENDUM NO. 6 TO THE INVESTMENT ADVISORY AGREEMENT



        This Addendum, dated as of the 1st day of December 1997, is entered into between PORTICO FUNDS, INC. (the "Company"), a Wisconsin corporation, and Firstar Investment Research and Management Company (the "Investment Adviser").

        WHEREAS, the Company and the Investment Adviser have entered into an Investment Advisory Agreement dated as of March 27, 1992 (the "Advisory Agreement"), pursuant to which the Company appointed the Investment Adviser to act as investment adviser to the Company for its Balanced Fund;

        WHEREAS, Section 1(b) of the Advisory Agreement provides that in the event the Company establishes one or more additional investment portfolios with respect to which it desires to retain the Investment Adviser to act as the investment adviser under the Advisory Agreement, the Company shall so notify the Investment Adviser in writing, and if the Investment Adviser is willing to render such services it shall notify the Company in writing, and the compensation to be paid to the Investment Adviser shall be that which is agreed to in writing by the Company and the Investment Adviser; and

        WHEREAS, pursuant to Section 1(b) of the Advisory Agreement, the Company has notified the Investment Adviser that it has established the Balanced Income Fund and that it desires to retain the Investment Adviser to act as the investment adviser therefor, and the Investment Adviser has notified the Company that it is willing to serve as investment adviser for the Balanced Income Fund (the "Fund");

        NOW THEREFORE, the parties hereto, intending to be legally bound, hereby agree as follows:

        1. Appointment. The Company hereby appoints the Investment Adviser to act as investment adviser to the Company for the Balanced Income Fund for the period and the terms set forth herein and in the Advisory Agreement.
The Investment Adviser hereby accepts such appointment and agrees to render the services set forth herein and in the Advisory Agreement, for the compensation herein provided.

        2. Compensation. For the services provided and the expenses assumed with respect to the Balanced Income Fund pursuant to the Advisory Agreement and this Addendum, the Company will pay the Investment Adviser and the Investment Adviser will accept as full compensation therefor
(a) 4/10 of the gross income earned by the Fund on the loan of its securities (excluding capital gains and losses if any), plus (b) a fee, computed daily and paid monthly, at the annual rate of .75% of the Fund's average daily net assets.

        3. Miscellaneous. Except to the extent supplemented hereby, the Advisory Agreement shall remain unchanged and in full force and effect and is hereby ratified and confirmed in all respects as supplemented hereby.

        IN WITNESS WHEREOF, the undersigned have executed this Addendum as of the date and year first above written.


                        PORTICO FUNDS, INC.


                        By:/s/ Steve R. Parish
                          Title:Executive Vice President

                        FIRSTAR INVESTMENT RESEARCH
                          AND MANAGEMENT COMPANY


                        By:/s/  Mary Ellen Stanek
                          Title: President